SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X            Form 40-F
                  -----                    -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No   X
             -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
82-__________. )

         N/A



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This Form 6-K consists of:

An Announcement on the resolutions passed at the 15th meeting of the second session of the board of directors made by China Petroleum & Chemical Corporation ("Registrant") in English on March 25, 2005.



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                              [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock code: 0386)
                      (Overseas Regulatory Announcement)

          Announcement of the Resolutions of the 15th Meeting of the Second Session of the Board of Directors

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Sinopec Corp. and all the members of the Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission in this announcement.
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The 15th Meeting of the Second Session of the board of directors (the "Board")
of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held in the morning of 25 March 2005 at Sinopec Corp.'s head offices (the "Meeting"), the written notice of which was issued on 11 March 2005.

Mr. Chen Tonghai, the Chairman, Mr. Wang Jiming, Vice Chairman, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Liu Genyuan, Mr. Chen Qingtai, Mr. Shi Wanpeng and Mr. Cao Yaofeng, Directors, were present at the Meeting. Mr. Mou Shuling, Mr. Gao Jian, Mr. Fan Yifei, Mr. Ho Tsu Kwok, Charles and Mr. Zhang Youcai, Directors, could not attend the meeting for reason of official duties. Mr. Mou Shuling appointed Mr. Cao Xianghong, Director, Mr. Fan Yifei appointed Mr. Wang Jiming, Vice Chairman and Mr. Gao Jian, Mr. Ho Tsu Kwok, Charles and Mr. Zhang Youcai respectively appointed Mr. Chen Tonghai, Director to vote on their behalf at the Meeting. A quorum for a meeting of the board of Sinopec Corp. as set out in the provisions of the Articles of Association of Sinopec Corp. was present.

The Meeting was convened and chaired by Mr. Chen Tonghai, the Chairman. After careful consideration by the Board, the following resolutions were separately passed at the Meeting:

1.    to approve the 2004 Work Report of the Board.

2. to approve the Report on Operation and Investment in 2004 and Operation and Investment Arrangements for 2005.

3. to approve the resolution on making eight provisions for impairments. For the year ended 31 December 2004, the total amount of the eight provisions for impairment of assets under the PRC Accounting Rules and Regulations was RMB14.242 billion, of which the amount for the allowance for doubtful accounts was RMB7.167 billion; the provision for diminution in value of inventories was RMB906 million, the provision for impairment losses on long-term equity investments was RMB353 million; and the amount for the provision for impairment losses on fixed assets was RMB5.816 billion.

4. to approve the resolution on the continuing connected transaction for 2004. The total actual amount of connected transactions occurred in 2004 was RMB131.589 billion, of which the amount for incoming trade was RMB67.982 billion and the amount for outgoing trade was RMB63.607 billion, which were all within the caps set out under the waivers granted, or otherwise approved, by the Hong Kong Stock Exchange.

5.    to consider and approve the the Plan for Profit Appropriation for 2004

      As determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS"), Sinopec Corp.'s audited net profit in 2004 was RMB32.275 billion and RMB36.019 billion respectively. In accordance with the Articles of Association of Sinopec Corp., the amount distributable to shareholders is the lower of the net profit for the financial year as determined in accordance with the PRC Accounting Rules and Regulations and IFRS. Accordingly, based on the net profit of Sinopec Corp. for the this year of RMB32.275 billion, after deducting 10% to be transferred to the statutory surplus reserve (RMB3.228 billion) and 10% to be transferred to the statutory public welfare fund (RMB3.228 billion) from the net profit of Sinopec Corp. this year, adding the undistributed profit brought forward from the preceding year and deducting the final dividend for the year 2003 distributed in 2004 (RMB5.202 billion) and the interim dividend for 2004 (RMB3.468 billion), Sinopec Corp.'s remaining distributable profit of Sinopec Corp. for the year 2004 is RMB37.124 billion. According to the resolutions passed at the 15th Meeting of the Second Session of the Board, based on the total number of 86,702,439,000 shares in issue at the end of 2004, the annual cash dividend per share for the year 2004 to be distributed is RMB0.12 per share (including tax), or RMB10.404 billion in total. After deducting the interim dividend for 2004 of RMB0.04 per share (RMB3.468 billion in total) which has been distributed, the proposed final cash dividend for the year 2004 after the balance sheet date is RMB0.08 per share (RMB6.936 billion in total). Such proposed Plan for Profit Appropriation will be submitted for approval at the annual general meeting for the year 2004 and will be implemented subject to approval at the general meeting.

6. to approve the 2004 Financial Report of Sinopec Corp. audited by KPMG Huazhen and KPMG in accordance with the PRC Accounting Rules and Regulations and IFRS, respectively.

7. to approve the re-appointment of KPMG Huazhen and KPMG as Sinopec Corp.'s domestic and international auditors respectively for the year 2005.

8. to approve the 2004 Annual Report, the summary of 2004 Annual Report and Form 20-F of Sinopec Corp.

9. to approve the feasibility study report regarding Tianjin ethylene and ancillary facilities project with a capacity of 1 million tonnes per annum.

      To improve the overall competitiveness and profitability of Sinopec Corp. in accordance with its overall strategic development and current market condition, the Board approved the feasibility study report of Tianjin 1 million tonnes per annum ethylene and auxiliary facilities project. This project includes an ethylene project with a capacity of 1 million tonnes per annum, a refining revamping project and an auxiliary thermo power revamping project. The total investment of the project is estimated to be RMB20.1 billion.

10. to approve the feasibility study report regarding Zhenhai ethylene project with a capacity of 1 million tonnes per annum.

      The Board approved the feasibility study report of Zhenhai 1 million tonnes per annum ethylene project. This project includes an ethylene project with a capacity of 1 million tonnes per annum and an auxiliary thermo power revamping and expanding project. The total investment of the project is estimated to be RMB21.5 billion.

11. to approve the convening of the annual general meeting for the year 2004 and approve the submission of the above resolutions numbered 1, 5, 6, 7 and 9 for approval at the annual general meeting for the year 2004.

Each of the above resolutions were passed at the meeting with 13 votes in favour except for resolutions numbered 4 with 11 votes in favour (Mr. Chen Tonghai and Mr. Liu Genyan, Directors, have abstained from voting due to the resolution involving connected transactions). There were no other abstentions and/or dissenting votes regarding the above resolutions.


                                              By Order of the Board
                                     China Petroleum & Chemical Corporation
                                                     Chen Ge
                                       Secretary to the Board of Directors

Beijing, PRC, 25 March 2005

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.


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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                  -----------
                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: March 25, 2005